Exhibit 99.1

NYSE-A: ROY	NR 09-23
TSX: IRC	December 14, 2009

INTERNATIONAL ROYALTY REVIEWS FRANCO-NEVADA OFFER

DENVER, COLORADO - December 14, 2009 - International Royalty Corporation (NYSE-A:ROY, TSX: IRC) (“IRC”) notes the announcement made today by Franco-Nevada Corporation that it has commenced an unsolicited offer (the “Offer”) to acquire, through a wholly-owned subsidiary, any and all of the issued and outstanding common shares of IRC for C$6.75 in cash per share.

IRC’s board of directors, together with its financial advisor, Scotia Capital Inc., and legal advisors, Fasken Martineau DuMoulin LLP and Perkins Coie LLP, will review the full terms of the Offer, and, following that review, IRC’s board of directors will make a recommendation to shareholders.

A directors’ circular containing the recommendation of IRC’s board of directors in respect of the Offer and its reasons supporting such recommendation will be mailed to shareholders and filed with applicable securities regulators on or before December 29, 2009. In the meantime, shareholders are urged to take no action relating to the Offer until the board of directors has had the opportunity to review and consider the Offer and has made its recommendation to shareholders.

Prior to the announcement of Franco-Nevada’s intention to make the Offer, the board of directors of IRC established a special committee of directors to review and consider any proposals relating to any extraordinary transaction involving IRC. Accordingly, the special committee is reviewing the Offer and is considering alternatives to the Offer. Following completion of that review, the special committee will make a recommendation to the board of directors with respect to the Offer and any alternatives considered by the special committee.

International Royalty Corporation

IRC is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO
For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors. IRC’s forward-looking statements in this release are based on certain assumptions. Any forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Accordingly, readers should not place undue reliance on any forward-looking statements.